Exhibit 99.1

China Sunergy Regains Compliance With NASDAQ Market Value Rule

Nanjing, China — Wednesday, July 31, 2013 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”) today announced that it has received a letter dated July 30, 2013 (the “Letter”) from NASDAQ Stock Market LLC (“NASDAQ”) notifying the Company that it has regained compliance with the alternative continued listing requirements under NASDAQ Listing Rule (the “Listing Rule”) 5450(b)(3).

As previously disclosed, the Company received a notice from NASDAQ dated May 2, 2013, indicating that, the Company’s reported stockholders’ equity as of December 31, 2012 fell below the US$10 million threshold as required by the Listing Rule 5450(b)(1)(A).

In the Letter, NASDAQ informed the Company that it had determined that for the previous 10 consecutive business days, from July 16, 2013 to July 29, 2013, the Company’s market value of publicly held shares has been US$15,000,000 or greater. Accordingly, the Company has regained compliance with the Listing Rule and this matter is now closed.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit our website at http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li

Phone: + 86 25 5276 6696

Email: Elaine.li@chinasunergy.com

Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

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Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s failure to maintain its listing qualification due to, among other things, volatility in the Company’s ADS price; the Company’s ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company’s activities; the Company’s customers’ financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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